Brambles Industries plc
Cassini House 57-59 St James's Street
London SW1A 1LD England
Tel +44 (0)20 7659 6000
Fax +44 (0)20 7659 6001
www.brambles.com

25 August 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

05010923

SUPPL

RECEIVED
SEP 0 6 2005
185

RE: BRAMBLES INDUSTRIES PLC
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the
"Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities
Exchange Act of 1934 (the "Exchange Act"). The Company's file number is
indicated in the upper right hand corner of each unbound page submitted with
this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents
submitted with this letter are being submitted with the understanding that such
documents will not be deemed "filed" with the Securities and Exchange
Commission or otherwise subject to the liabilities of Section 18 of the Exchange
Act, and that neither this letter nor the submission of such documents shall
constitute an admission for any purpose that the Company is subject to the
Exchange Act.

Yours faithfully

Laura Jackson
Company Secretarial Assistant

PROCESSED
SEP 0 8 2005
THOMSON
FINANCIAL

Encs.

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

       Brambles Industries plc

2)   Name of shareholder having a major interest

       Franklin Resources, Inc. and its affiliates

3)   Please state whether notification indicates that it is in respect of
       holding of the shareholder named in 2 above or in respect of a
       non-beneficial interest or in the case of an individual holder if it is a
       holding of that person's spouse or children under the age of 18

       On behalf of clients of Franklin Resources, Inc. and its affiliates

4)   Name of the registered holder(s) and, if more than one holder, the
       number of shares held by each of them

       See list below

5)   Number of shares/amount of stock acquired

       N/A

6)   Percentage of issued class (any treasury shares held by company should not
       be taken into account when calculating percentage)

       N/A

7)   Number of shares/amount of stock disposed

       Not disclosed

8)   Percentage of issued class (any treasury shares held by company should not
be taken
       into account when calculating percentage)

       Not disclosed

9)   Class of security

       Ordinary shares of 5p each

10)   Date of transaction

       Not advised

11)   Date company informed

       25 August 2005

12)   Total holding following this notification

       21,183,037

13)   Total percentage holding of issued class following this notification (any
treasury shares

held by company should not be taken into **account when calculating** percentage)

2.52% - holding has fallen below 3%

14) Any additional information

15) Name of contact and telephone number for **queries**

Kerry Porritt - 020 7659 6020

16) Name of authorised company official responsible for making this notification

Kerry Porritt, Deputy Secretary

Date of notification: 25 August 2005

Details of Registered Holders

JP Morgan/Chase Nominees Ltd	13,821,603
Mellon Bank NA	3,595,803
Northern Trust Company	1,065,425
Royal Trust Corp of Canada, London	455,122
State Street Nominees Limited	2,245,084
Total	21,183,037